

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 14, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Americas Technology Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one Ordinary Share and one half of Redeemable Warrant

- Ordinary Shares, par value $0.0001 per share

- Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50

Sincerely,